SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
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                                SCHEDULE 13D
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                             (AMENDMENT NO. 1)

                       CAPSTEAD MORTGAGE CORPORATION
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                              (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (TITLE OF CLASS OF SECURITIES)

                                14067E 10 0
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                               (CUSIP NUMBER)

                             Randal A. Nardone
                   Chief Operating Officer and Secretary
                         Fortress Investment Corp.
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100
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               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000

                              January 12, 2000
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          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box /_/.



CUSIP NO. 14067 10 0                   13D

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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS INVESTMENT CORP. (I.R.S. EMPLOYER IDENTIFICATION NUMBER [ ])
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
         NOT APPLICABLE                                      (b) |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)       |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
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     NUMBER OF            7       SOLE VOTING POWER                   - 0 -
      SHARES            ------------------------------------------------------
   BENEFICIALLY           8       SHARED VOTING POWER                 - 0 -
     OWNED BY           ------------------------------------------------------
       EACH               9       SOLE DISPOSITIVE POWER              - 0 -
     REPORTING          ------------------------------------------------------
    PERSON WITH           10      SHARED DISPOSITIVE POWER            - 0 -
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0 -
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        |_|
         NOT APPLICABLE
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         -0-
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  14     TYPE OF REPORTING PERSON
         CO
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         This Amendment No. 1 (this "Amendment") to the Statement on
Schedule 13D dated December 17, 1999 (the "Schedule 13D") filed by Fortress Investment Corp., a Maryland corporation ("Fortress"), relates to the common stock, par value $.01 per share (the "Common Stock"), of Capstead Mortgage Corporation, a Maryland corporation (the "Issuer"). This Amendment is filed by Fortress. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following:

                  On December 23, 1999, Fortress Investment Corp., a Maryland corporation ("Fortress") and Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust") entered into an Asset Purchase Agreement (as amended on January 5, 2000, the "Asset Purchase Agreement"), pursuant to which Fortress Trust agreed to purchase from Fortress the Issuer's Preferred Stock (as defined below) and all of Fortress' rights and obligations in and to any agreements relating to Fortress' initial acquisition of the Preferred Stock (the "Assets"), on or before January 31, 2000. The purchase price payable for the Assets pursuant to the Asset Purchase Agreement is

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

                           On January 12, 2000, Fortress and Fortress Cap LLC, a newly created and wholly-owned subsidiary of Fortress, entered into an Assignment Agreement pursuant to which Fortress assigned all its right, title and interest in the Assets to Fortress Cap LLC. The sale of the Assets pursuant to the Asset Purchase Agreement was consummated immediately thereafter through the sale to Fortress Trust of all of Fortress' right, title and interest in Fortress Cap LLC for $51, 200,000 (the amount paid by Fortress for the Preferred Stock under the Stock Purchase Agreement) plus accrued dividend and out-of-pocket expenses, and Fortress ceased to be the beneficial owner of the Preferred Stock and the Issuer's Common Stock into which the Preferred Stock is convertible.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated in its entirety as follows:

                  On December 23, 1999, Fortress and Fortress Trust entered into the Asset Purchase Agreement. See Item 4.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Asset Purchase Agreement, dated as of December 23, 1999, by and between Fortress Investment Corp. and Fortress Registered Investment Trust.

         Exhibit 2 Amendment No. 1 to the Asset Purchase Agreement, dated as of January 5, 2000, by and between Fortress Investment Corp. and Fortress Registered Investment Trust.



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 21, 2000


                                             FORTRESS INVESTMENT CORP.


                                             By: /s/ Randal A. Nardone
                                                 ----------------------------
                                                 Randal A. Nardone
                                                 as Secretary and Chief
                                                 Operating Officer